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03032918

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK

September 26, 2003

By Hand Delivery

Return Receipt

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL



RECD S.E.C.
SEP 30 2003
1086

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 23, 2003 announcing that Arcelor and Erdemir intend to further develop their cooperation in Turkey and abroad.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosure
cc: Martine Hue
Arcelor SA



arcelor
15 OCT. 2003
Relations Investisseurs

dlw 10/29

#262371.1



PRESS RELEASE

Arcelor and Erdemir plan further cooperation in Turkey and abroad

Luxembourg, September 23rd, 2003. – Arcelor and Erdemir have announced their intention to further develop their cooperation in Turkey and abroad. Three key areas have been defined in the letter of intent signed at the occasion of the official opening of new industrial facilities for Sollac Ambalaj in Gemlik (Turkey) :

- The two groups plan to create a joint holding company aiming at developing steel service centres outside Turkey.
- Arcelor and Erdemir also have the intention to strengthen their existing collaboration in the area of steel for packaging applications through an increase of Erdemir's participation in Sollac Ambalaj.
- Thirdly, Arcelor and Erdemir want to investigate opportunities to create additional synergies fitting the development plans of both companies.

In October 2002, Arcelor and Erdemir, the leading Turkish steel producer had initiated a cooperation in the area of steel for the packaging business through a 25% participation of Erdemir in Sollac Ambalaj Celiği Sanayi ve Ticaret A.Ş., previously a 100% subsidiary of Arcelor.

With 104 000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, annual production was approximately 44 million tons of steel with a turnover of 26.6 billion euros. It is a major player in all its main markets: automotive, construction, household appliances and packaging, and general industry.


arcelor
1 9 OCT. 2003
Relations Investisseurs

Investor relations
Martine Hue :
+352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

arcelor
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